May 13, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Davis

Re:	Kiniksa Pharmaceuticals, Ltd.
Registration Statement on Form S-3
Filed May 6, 2022
Registration No. 333-264746

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on May 17, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Kiniksa Pharmaceuticals, Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 808.451.3453

www.kiniksa.com

Very truly yours,

KINIKSA PHARMACEUTICALS, LTD.

/s/ Madelyn Zeylikman
Madelyn Zeylikman
General Counsel

cc:	Sanj K. Patel, Chief Executive Officer, Kiniksa Pharmaceuticals, Ltd.
Timothy Perdew, Director, Corporate Counsel, Kiniksa Pharmaceuticals, Ltd.
Nathan Ajiashvili, Latham & Watkins LLP

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 808.451.3453

www.kiniksa.com